Filed by Lincoln National Corporation

(Commission File No. 1-6028)

Pursuant to Rule 425 under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Jefferson-Pilot Corporation

Commission File No. 1-5955

Lincoln Financial Group & Jefferson Pilot Financial

Harnessing the Combined Power of Two Premier Financial Services Companies

October 10, 2005

A Landmark Event

This is an historic day for Lincoln Financial Group and Jefferson Pilot Financial – two century-old companies combining forces to build a premier, dynamic financial services organization.

Merger of equals creates a powerful distribution network for financial products with market-leading positions in each of its businesses.

2

Strategic Highlights

Powerful distribution organization with greater combined penetration Substantially increased scale with broader product portfolio Stability of earnings with financial flexibility Significant value creation opportunities and growth potential

3

The Basics

Brand Name

Lincoln Financial Group

Locations

HQ: Philadelphia, PA

Center of operations for life: Greensboro, NC Center of operations for annuity: Fort Wayne, IN

Leadership

Jon Boscia, Chairman and CEO Dennis Glass, President and COO

Board Composition

8	Lincoln Directors
7	Jefferson Pilot Directors (including lead director)

Timing

Expected closing first quarter of 2006

Subject to regulatory approvals and approval of shareholders of both companies

4

Ideal Strategic Fit

Lincoln Goals

Enhance Scale

Balance Life / Accumulation Mix

Improve Operating Efficiencies

Diversify Earnings

Retirement Income

Enhance Scale

Expand Retirement and Equity Oriented Businesses

Expand Distribution

Accelerate Growth

Mass Affluent Strategy

Jefferson Pilot Goals

5

Increased Scale

($ in billions) $40 $35 $30 $25 $20 $15 $10 $5 $0 $15.6 $8.8 $6.8

MetLife Prudential Hartford Combined Genworth Principal Lincoln Ameriprise JP Nationwide

Note: Market data as of 10/7/05 from Bloomberg Financial Markets.

6

Industry Leading Product Rankings

Lincoln Jefferson Pilot Combined

U.S. Retail Sales

Total Life 1 # 9 # 14 # 5

UL1 6 7 1

VUL1 9 16 6

VA2 5 NR 5

Equity Indexed Annuity 3 NR 8 8

Fixed Annuity 3 28 19 14

Employer Sponsored / Group

Group Disability Sales 3 NR 8 8

Group Life Sales 3 NR 13 13

DC/Retirement Plan Assets 4 6 NR 6

Delaware Investments named 15th best fund family out of

73 fund families for 2004 by annual Barron’s/Lipper survey

1. Source: LIMRA—ranked by annualized YTD 2Q05 premium dollars. 2. Source: VARDS—ranked by YTD 2Q05 total sales.

3. Source: LIMRA—ranked by 2004 new sales.

4. Source: Pension and Investments – Public life insurance companies ranked by assets as of June 30, 2004.

7

Powerful Distribution Network

Complementary Presence

Lincoln Jefferson Pilot Combined

Wirehouses and Regional

Broker/Dealers

Independent planners

Personal Producing General

Agents

Affiliated Broker/Dealers

Marketing General Agents /

Ind. Marketing Organizations

Banks

Employer Sponsored / Group

Presence

Limited

Moderate

Strong

8

Diversification of Earnings

Income from Operations¹

Lincoln

Investment Management 4%

Lincoln UK

6%

Life 35%

Retirement 55%

Jefferson Pilot

Communications 10%

Benefit Partners 18%

Retirement 14%

Life 58%

Combined

Benefit Partners 7%

Communications 4%

Investment Management 2% Lincoln UK

4%

Life 45%

Retirement 38%

$778mm $537mm $1,315mm

% Equity –

Sensitive 50% 6% 31%

Earnings²

1. Income from operations calculated for the last 12 months ended 6/30/2005 for each segment excluding other operations, realized investment gains and restructuring charges. 2. Calculated based on 1H 2005 earnings.

Highly Experienced Management Team

Organization Chart Post-Closing

Chief Executive Officer Jon Boscia

Corp Development Barbara Kowalczyk

Human Resources Beth Reeves

General Counsel Dennis Schoff

Chief Operating Officer Dennis Glass

Chief Financial Officer Fred Crawford

Communications Company Terry Stone

Lincoln UK Michael Tallett-Williams

Shared Services / IT

Chuck Cornelio

Lincoln Financial Advisors Bob Dineen

Asset Management Jude Driscoll

Individual Markets Mark Konen

Lincoln Financial Distributors Warren May

Employer Markets Wes Thompson

Management Continuity & Agreement On Key Roles

Strong Track Record of Successful Integrations

Lincoln Life Acquisitions

1997 – CIGNA Life & Annuity—$1.4 billion

1998 – Aetna Life—$1.0 billion

Jefferson Pilot Life Acquisitions

1995 – Alexander Hamilton Life—$0.6 billion 1997 – Chubb Life—$0.8 billion 1999 – Guarantee Life—$0.4 billion

2004 – Canada Life Group Business—$0.2 billion

Over $4 billion of successfully integrated life insurance businesses while meeting or exceeding goals in expense saves and timing.

Summary

Distribution powerhouse

Value creation through expense savings and revenue synergies Earnings accretion Financial strength Management continuity

*****

In connection with the proposed transaction, a registration statement, including a joint proxy statement/prospectus, and other materials will be filed with the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (when available), as well as other filings containing information about Lincoln and Jefferson-Pilot, without charge, at the Securities and Exchange Commission’s website (www.sec.gov). In addition, free copies of the registration statement and joint proxy statement/prospectus will be (when filed), and Lincoln’s other SEC filings are, also available on Lincoln’s website (www.lfg.com). Free copies of the registration statement and joint proxy statement/prospectus will be (when available), and Jefferson-Pilot’s other SEC filings are, also available on Jefferson-Pilot’s website (www.jpfinancial.com).

Lincoln, Jefferson-Pilot, their respective directors and officers and other persons may be deemed, under SEC rules, to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lincoln’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2004 and in its proxy statement filed with the SEC on April 8, 2005, and information regarding Jefferson-Pilot’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2004 and in its proxy statement filed with the SEC on March 24, 2005. More detailed information regarding the identity of potential participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC in connection with the proposed transaction.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Except for historical information contained in this document, statements made in this document are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (“PSLRA”). A forward-looking statement is a statement that is not a historical fact and, without limitation, includes any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like: “believe,” “anticipate,” “expect,” “estimate,” “project,” “will,” “shall” and other words or phrases with similar meaning. We claim the protection afforded by the safe harbor for forward-looking statements provided by the PSLRA. Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from the results contained in the forward-looking statements. Risks and uncertainties that may cause actual results to vary materially, some of which are described within the forward-looking statements include, among others: (1) the shareholders of Lincoln and/or Jefferson-Pilot may not approve and adopt the merger agreement and the transactions contemplated by the merger agreement at the special shareholder meetings; (2) we may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause us to abandon the merger; (3) we may be unable to complete the merger or completing the merger may be more costly than expected because, among other reasons, conditions to the closing of the merger may not be satisfied; (4) problems may arise with the ability to successfully integrate Lincoln’s and Jefferson-Pilot’s businesses, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may not be able to achieve the expected synergies from the merger or it may take longer than expected to achieve those synergies; (6) the merger may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from our expectations; (7) the credit and insurer financial strength ratings of the combined company and its subsidiaries may be different from what the companies expect; and (8) the combined company may be adversely affected by future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors.

The risks included here are not exhaustive. The annual reports on Form 10-K, current reports on Form 8-K and other documents filed by Lincoln and Jefferson-Pilot with the Securities and Exchange Commission include additional factors which could impact our businesses and financial performance. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results. In addition, we disclaim any obligation to update any forward-looking statements to reflect events or circumstances that occur after the date of this document, except as may be required by law.